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                                                                    EXHIBIT 99.1

FOR IMMEDIATE RELEASE

            CLAXSON SELLS ITS 50% PARTICIPATION IN ANIMATION-CHANNEL
                               LOCOMOTION TO CORUS

          CLAXSON WILL CONTINUE TO PROVIDE CERTAIN KEY SERVICES TO THE
               CHANNEL INCLUDING AFFILIATE SALES SUPPORT IN LATIN
                AMERICA, PROGRAM ORIGINATION AND POST-PRODUCTION
                             SERVICES, AMONG OTHERS.

MIAMI BEACH, FL, MAY 17, 2002 - Claxson Interactive Group Inc. (Nasdaq: XSON), a multimedia provider of branded entertainment content to Spanish and Portuguese speakers around the world, today announced it sold its 50% participation in the animation channel LOCOMOTION, a joint venture between Claxson and The Hearst Corporation, one of America's largest diversified communications companies, to Corus Entertainment Inc. (NYSE: CJR), one of Canada's leading media and entertainment companies with interests in radio, television and production.

Launched in November 1996, LOCOMOTION services over 27 countries in Latin America and Iberia, reaching over seven million households in Latin America and Iberia as of March 2002. Claxson sold its participation for $10.5 million subject to a holdback in the event of certain economic changes that may impact revenue projections. This amount represents 50% of the channel's overall valuation at seven million subscribers at $3.00 each. The remaining 50% interest in Locomotion will continue to be held by The Hearst Corporation. Claxson will continue to provide certain key services to the channel including affiliate sales support in Latin America, program origination and post-production services, among others.

"LOCOMOTION is a channel that has successfully evolved and developed in the region," said Ralph Haiek, COO, Pay TV Division, Claxson. "In essence it is one of the first pay television channels of its kind, offering pure animation content created for young adults both in Spanish and Portuguese. Based on our overall long term programming strategy, at this point we have decided to prioritize and concentrate our investments in our wholly-owned properties, including those with growth opportunities beyond Ibero America. We look forward to continue working closely with Locomotion and provide them with key services to continue supporting its growth in the Latin American pay TV market."

ABOUT CLAXSON

Claxson (Nasdaq: XSON) is a multimedia company providing branded entertainment content targeted to Spanish and Portuguese speakers around the world. The company has a portfolio of popular entertainment brands that are distributed over multiple platforms through Claxson's assets in pay television, broadcast television, radio and the Internet. Claxson was formed through the merger of El Sitio and assets contributed by members of the Cisneros Group of Companies and funds affiliated with Hicks, Muse, Tate & Furst Inc. Headquartered in Buenos Aires, Argentina, and Miami Beach, Florida, Claxson has a presence in all key Ibero-American countries and in the United States.


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THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE
"SAFE HARBOR" PROVISIONS OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE BASED ON THE CURRENT EXPECTATIONS OR BELIEFS OF CLAXSON'S MANAGEMENT AND ARE SUBJECT TO A NUMBER OF FACTORS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS. FOR A DETAILED DISCUSSION OF THESE FACTORS AND OTHER CAUTIONARY STATEMENTS, PLEASE REFER TO CLAXSON'S REGISTRATION STATEMENT ON FORM F-4 FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND AS IT BECAME EFFECTIVE ON AUGUST 15, 2001 UNDER THE SECURITIES ACT OF 1933.

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CONTACTS:

PRESS                               INVESTORS

Alfredo Richard                     Ezequiel Paz
SVP, Communications                 Assistant Vice President, Corporate Finance
Claxson                             Claxson
305-894-3588                        305-894-3574